UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.     )

ARCHROCK PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

03957U100

(CUSIP Number)

Anthony Merhige

Harvest Fund Advisors LLC

100 West Lancaster Avenue, Suite 200

Wayne, Pennsylvania 19087

Tel: (610) 341-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03957U100	2

1	NAMES OF REPORTING PERSONS Harvest Fund Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,896,108
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,896,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,896,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 03957U100	3

1	NAMES OF REPORTING PERSONS Harvest Fund Holdco L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,896,108
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,896,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,896,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 03957U100	4

1	NAMES OF REPORTING PERSONS Blackstone Harvest Holdco L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,896,108
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,896,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,896,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 03957U100	5

1	NAMES OF REPORTING PERSONS Blackstone Intermediary Holdco L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,896,108
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,896,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,896,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 03957U100	6

1	NAMES OF REPORTING PERSONS Blackstone Advisory Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,896,108
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,896,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,896,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 03957U100

1	NAMES OF REPORTING PERSONS Blackstone Advisory Services L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,896,108
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,896,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,896,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 03957U100	2

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,896,108
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,896,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,896,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 03957U100

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,896,108
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,896,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,896,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 03957U100	2

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,896,108
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,896,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,896,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 03957U100

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,896,108
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,896,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,896,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 03957U100

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,896,108
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,896,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,896,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Explanatory Note

This Statement on Schedule 13D is being filed in connection with the acquisition by The Blackstone Group L.P. and certain of its affiliates (“Blackstone”) of Harvest Fund Advisors LLC (“HFA”), an investment management firm with over $10 billion in assets under management, on October 16, 2017. In connection with that acquisition, Blackstone may be deemed to have become the beneficial owner of the securities beneficially owned by HFA, including the securities of Archrock Partners, L.P. (the “Issuer”). HFA had previously reported its beneficial ownership over securities of the Issuer on a Schedule 13G pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended, and in connection with the acquisition by Blackstone, will, along with Blackstone, report its beneficial ownership of such securities on a Schedule 13D.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to common units representing limited partner interests (the “Common Units”) of Archrock Partners, L.P., a Delaware limited partnership. The principal executive offices of the Issuer are located at 9807 Katy Freeway, Suite 100, Houston, Texas 77024.

Item 2. Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)	Harvest Fund Advisors LLC, a Delaware limited liability company (“HFA”),

(ii)	Harvest Fund Holdco L.P., a Delaware limited partnership,

(iii)	Blackstone Harvest Holdco L.L.C., a Delaware limited liability company,

(iv)	Blackstone Intermediary Holdco L.L.C., a Delaware limited liability company,

(v)	Blackstone Advisory Partners L.P., a Delaware limited partnership,

(vi)	Blackstone Advisory Services L.L.C., a Delaware limited liability company,

(vii)	Blackstone Holdings I L.P., a Delaware limited partnership,

(viii)	Blackstone Holdings I/II GP Inc., a Delaware corporation,

(ix)	The Blackstone Group L.P., a Delaware limited partnership,

(x)	Blackstone Group Management L.L.C., a Delaware limited liability company (each of the entities listed in (ii) through (x), a “Blackstone” entity), and

(xi)	Stephen A. Schwarzman, a citizen of the United States of America (and collectively with the Blackstone entities, the “Blackstone Persons”).

The principal business address of HFA is 100 W. Lancaster Avenue, Suite 200, Wayne, PA 19087. The principal business address of each of the Blackstone Persons is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(c) HFA is a registered investment adviser that provides investment management services to funds and separately managed accounts.

The principal business of Harvest Fund Holdco L.P. is performing the functions of, and serving as, the sole member of HFA. The principal business of Blackstone Harvest Holdco L.L.C. is performing the functions of, and serving as, the general partner of Harvest Fund Holdco L.P. The principal business of Blackstone Intermediary Holdco L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Harvest Holdco L.L.C. The principal business of Blackstone Advisory Partners L.P. is performing the functions of, and serving as, the sole member of Blackstone Intermediary Holdco L.L.C. The principal business of Blackstone Advisory Services L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Advisory Partners L.P. The principal business of Blackstone Holdings I L.P. is performing the function of, and serving as, the sole member (or similar position) of Blackstone Advisory Services L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner of Blackstone Holdings I L.P. and other affiliated Blackstone entities.

The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

On October 16, 2017, Blackstone acquired HFA (the “Transaction”). As a result of the Transaction, the Blackstone Persons may be deemed to have become indirect beneficial owners of the Common Units beneficially owned by HFA. The funds and accounts managed by HFA acquired the securities reported herein for aggregate consideration of approximately $136.5 million, using cash available in such funds and accounts.

Item 4. Purpose of Transaction.

HFA acquired the securities reported herein for investment purposes. Blackstone acquired indirect beneficial ownership of the securities reported herein upon consummation of its purchase of HFA.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the general partner of the Issuer (the “Board”), members of management and/or other securityholders of the Issuer or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. The Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Units and/or other equity, debt, notes, or other financial instruments related to the Issuer or the Common Units (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and their affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, such persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a) and (b). Calculations of the percentage of Common Units beneficially owned assumes that there are a total of 69,580,617 Common Units outstanding following the offering reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on August 4, 2017 pursuant to Rule 424(b)(5).

The aggregate number and percentage of Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The amounts reported herein reflect the number of Common Units held by funds and accounts managed by HFA as of October 22, 2017. None of the Blackstone Persons directly owns any Common Units.

Harvest Fund Holdco L.P. is the sole member of HFA. Blackstone Harvest Holdco L.L.C. is the general partner of Harvest Fund Holdco L.P. Blackstone Intermediary Holdco L.L.C. is the sole member of Blackstone Harvest Holdco L.L.C. Blackstone Advisory Partners L.P. is the sole member of Blackstone Intermediary Holdco L.L.C. Blackstone Advisory Services L.L.C. is the general partner of Blackstone Advisory Partners L.P. Blackstone Holdings I L.P. is the sole member of Blackstone Advisory Services L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

HFA, an investment adviser registered under the Investment Advisers Act of 1940, as amended, advises funds and accounts. In such capacity, HFA has voting authority and dispositive discretion over the securities of the Issuer described in this Schedule 13D that are owned by the funds and accounts advised by it. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), HFA and the other Reporting Persons each disclaims beneficial ownership of all securities reported as beneficially owned by HFA in this Schedule 13D. None of the Reporting Persons has any pecuniary interest in the securities reported as beneficially owned by HFA in this Schedule 13D, as such term is used for purposes of Section 16 of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the securities referred to herein for purposes of Section 13(d) or Section 16 of the Exchange Act or for any other purpose.

(c) Except as set forth in Item 3 and Schedule 1 of this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in Common Units.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons (or the funds or accounts managed by HFA) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

An account managed by HFA has entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 857,553 Common Units (representing economic exposure to approximately 1.2% of the Common Units). The Derivative Agreements provide such holder with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Common Units that are the subject of the Derivative Agreements (such units, the “Subject Units”). The Reporting Persons disclaim beneficial ownership in the Subject Units. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

An indirect subsidiary of The Blackstone Group L.P. holds $8.55 million principal amount of the Issuer’s 6.00% senior notes due April 2021 and $14.28 million principal amount of the Issuer’s 6.00% senior notes due October 2022.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement by and among the Reporting Persons (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2017

HARVEST FUND ADVISORS LLC

By: /s/ Anthony Merhige
Name: Anthony Merhige
Title: Senior Managing Director

HARVEST FUND HOLDCO L.P.
By: Blackstone Harvest Holdco L.L.C., its General Partner

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Person

BLACKSTONE HARVEST HOLDCO L.L.C.
By: Blackstone Intermediary Holdco L.L.C., its Sole Member
By: Blackstone Advisory Partners L.P., its Sole Member
By: Blackstone Advisory Services L.L.C., its General Partner
By: Blackstone Holdings I L.P., its Sole Member
By: Blackstone Holdings I/II GP Inc., its General Partner

By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE INTERMEDIARY HOLDCO L.L.C.
By: Blackstone Advisory Partners L.P., its Sole Member
By: Blackstone Advisory Services L.L.C., its General Partner
By: Blackstone Holdings I L.P., its Sole Member
By: Blackstone Holdings I/II GP Inc., its General Partner

By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE ADVISORY PARTNERS L.P.
By: Blackstone Advisory Services L.L.C., its General Partner
By: Blackstone Holdings I L.P., its Sole Member
By: Blackstone Holdings I/II GP Inc., its General Partner

By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

[Archrock Partners, L.P. – Schedule 13D]

BLACKSTONE ADVISORY SERVICES L.L.C.
By: Blackstone Holdings I L.P., its Sole Member
By: Blackstone Holdings I/II GP Inc., its General Partner

By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS I L.P.
By: Blackstone Holdings I/II GP Inc., its General Partner

By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP INC.

By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its General Partner

By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By: /s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[Archrock Partners, L.P. – Schedule 13D]

SCHEDULE 1

The below reflects the transactions in Common Units effected by the Reporting Persons during the past 60 days. All transactions occurred in the open market.

Date	Common Units Purchased/(Sold)	Weighted Average Trading Price per Common Unit	Seller
8/28/2017	2,422	$13.3329	Harvest Fund Advisors LLC*
8/29/2017	24,875	$13.3576	Harvest Fund Advisors LLC*
8/31/2017	2,300	$13.5602	Harvest Fund Advisors LLC*
8/31/2017	25,000	$13.6000	Harvest Fund Advisors LLC*
9/1/2017	4,550	$13.5863	Harvest Fund Advisors LLC*
9/5/2017	5,887	$13.6528	Harvest Fund Advisors LLC*
9/6/2017	800	$13.7000	Harvest Fund Advisors LLC*
9/7/2017	2,571	$13.8296	Harvest Fund Advisors LLC*
9/7/2017	40,134	$13.8800	Harvest Fund Advisors LLC*
9/14/2017	918	$13.6700	Harvest Fund Advisors LLC*
9/14/2017	(918)	$13.6700	Harvest Fund Advisors LLC*
9/15/2017	9,182	$13.6698	Harvest Fund Advisors LLC*
9/21/2017	6,650	$14.1100	Harvest Fund Advisors LLC*
9/27/2017	7,439	$13.8850	Harvest Fund Advisors LLC*
9/27/2017	12,381	$13.9953	Harvest Fund Advisors LLC*
9/27/2017	(7,439)	$13.8850	Harvest Fund Advisors LLC*
9/28/2017	23,422	$13.9750	Harvest Fund Advisors LLC*
9/28/2017	(23,422)	$13.9750	Harvest Fund Advisors LLC*
9/29/2017	14,034	$14.0001	Harvest Fund Advisors LLC*
10/2/2017	100	$14.2150	Harvest Fund Advisors LLC*
10/3/2017	4,300	$14.1081	Harvest Fund Advisors LLC*
10/5/2017	11,945	$14.2049	Harvest Fund Advisors LLC*
10/6/2017	8,341	$14.2779	Harvest Fund Advisors LLC*
10/9/2017	44,617	$14.3965	Harvest Fund Advisors LLC*
10/17/2017	8,925	$13.6894	Harvest Fund Advisors LLC*
10/18/2017	25,000	$13.7126	Harvest Fund Advisors LLC*
10/20/2017	13,376	$13.6833	Harvest Fund Advisors LLC*

*	Reflects transactions in the Common Units effected by Harvest Fund Advisors LLC on behalf of the funds and accounts it manages.